As filed with the Securities and Exchange Commission on July 10, 2025

File No.: 333-283903

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☒ Post-Effective Amendment No. 1

(Check appropriate box or boxes)

VICTORY PORTFOLIOS IV

(Exact Name of Registrant as Specified in Charter)

15935 La Cantera Parkway

San Antonio, TX 78256

(Address of Principal Executive Office)

(800) 539-3863

(Area Code and Telephone Number)

Copy to:

Thomas Dusenberry	Jay G. Baris
Victory Portfolios IV	Matthew J. Kutner
15935 La Cantera Parkway	Sidley Austin LLP
San Antonio, TX 78256	787 Seventh Avenue
New York, NY 10019

No filing fee is due because an indefinite number of shares has been registered in reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

It is proposed that this Registration Statement will become effective immediately pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Victory Portfolios IV

This Post-Effective Amendment consists of the following:

(1)Facing Sheet of the Registration Statement.

(2)Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference to the Registration Statement on Form N-14 (File No. 333- 283903), filed on February 7, 2025, and the supplement thereto filed on February 12, 2025.

This Post-Effective Amendment is being filed solely to file the tax opinions as Exhibit No. 12 to the Registration Statement on Form N-14.

Victory Portfolios IV

Part C. Other Information

_________________________________

ITEM 15. INDEMNIFICATION

Article X, Section 10.02 of Registrant’s Delaware Trust Instrument, as amended, provides for the indemnification of Registrant’s Trustees and officers, as follows:

(a)Subject to the exceptions and limitations contained in Subsection (b):

(i)every person who is, or has been, a Trustee or an officer or employee of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Trust and each Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof.

(ii)as used herein, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, investigative or other, including appeals), actual or threatened while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities whatsoever.

(b)No indemnification shall be provided hereunder to a Covered Person to the extent that such indemnification is prohibited by applicable federal law.

(c)The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d)Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in Subsection (a) of this Section 10.02 shall be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 10.02. The advancement of any expenses pursuant to this Section 10.02(d) shall under no circumstances be considered a “loan” under the Sarbanes-Oxley Act of 2002 or for any other reason.

(e)Notwithstanding anything to the contrary in the Trust Instrument or the Bylaws, for purposes of any determinations that under applicable federal law need to be made in connection with the provision of indemnification or advancement by the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust and are not party to the proceeding at issue (“Qualifying Trustees”), a majority of the Qualifying Trustees shall constitute a quorum unless there is only one Qualifying Trustee, in which case such one Qualifying Trustee shall constitute a quorum. To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Qualifying Trustees making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Registrant has obtained from a major insurance carrier a trustees’ and officers’ liability policy covering certain types of errors and omissions. In no event will Registrant indemnify any of its trustees, officers, employees or agents against any liability to which such person would otherwise be subject by reason of his willful misfeasance, bad faith, or gross negligence in the performance of his duties, or by reason of his reckless disregard of the duties involved in the conduct of his office or under his agreement with Registrant. Registrant will comply with Rule 484 under the Securities Act and Release 11330 under the 1940 Act in connection with any indemnification.

Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

1.(a) Certificate of Trust dated October 21, 2024.

(b)Form of Second Amended and Restated Trust Instrument.

2.Bylaws.

3.None.

4.Agreements and Plans of Reorganization are incorporated by reference to Exhibit A to the joint proxy statement/prospectus filed as a supplement to the Registration Statement on Form N-14 on February 12, 2025.

5.The rights of holders of the securities being registered are set out in Articles II, VII, IX and X of the Amended and Restated Trust Instrument referenced in Exhibit (1)(b) above and in Article IV of the Bylaws referenced in Exhibit (2) above.

6.Investment Advisory Agreement between Registrant and Victory Capital Management Inc.

7.Distribution Agreement between Registrant and Victory Capital Services, Inc.

8.None.

9.Form of Assignment Agreement related to Custody Agreement with The Bank of New York Mellon.

10.(a) Distribution and Service Plan Class A Shares.

(b)Distribution and Service Plan Class C Shares.

(c)Distribution and Service Plan Class R Shares.

(d)Class R Shares Service Plan.

11.Opinion and consent of Morris Nichols Arsht & Tunnell LLP regarding legality of issuance of shares.

12.Opinions of Sidley Austin LLP regarding tax matters.*

13.(a) Form of Administration and Fund Accounting Agreement between Registrant and Victory Capital Management Inc.

(b)Form of Assignment Agreement related to Fund Administration and Accounting Agreement with The Bank of New York Mellon.

(c)Form of Assignment Agreement related to Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc.

(d)Form of Expense Limitation Agreement between Registrant and Victory Capital Management Inc.

14.Consents of Independent Registered Public Accounting Firms.

15.None.

16.Powers of Attorney of: John E. Baumgardner, Jr., David C. Brown, Diane Durnin, Benjamin M. Friedman, Craig C. MacKay, Lorraine H. Monchak, Thomas J. Perna, Fred J. Ricciardi.

17.Form of Proxy Card.

_______

* Filed herewith.

ITEM 17. UNDERTAKINGS

(1)The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)The undersigned Registrant undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization required by Item 16(12) through an amendment to this Registration Statement no later than a reasonable time after the closing of the Reorganization.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of San Antonio and State of Texas, on the 10th day of July 2025.

VICTORY PORTFOLIOS IV (Registrant)

By: /s/ Thomas Dusenberry

Thomas Dusenberry, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the date stated above.

/s/ Thomas Dusenberry Thomas Dusenberry

/s/ Carol D. Trevino Carol D. Trevino

*

Thomas J. Perna

*

John E. Baumgardner, Jr.

*

David C. Brown

*

Diane Durnin

*

Benjamin M. Friedman

*

Craig C. MacKay

*

Lorraine H. Monchak

*

Fred J. Ricciardi

*By: /s/ Thomas Dusenberry Thomas Dusenberry Attorney-in-Fact

President (Principal Executive Officer)

Treasurer (Principal Accounting Officer and Principal Financial Officer)

Chair

Trustee

Trustee

Trustee

Trustee

Trustee

Trustee

Trustee

EXHIBIT INDEX
Exhibit Number	Description of Exhibit
(12)	Opinions of Sidley Austin LLP regarding tax matters